UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________
FORM SD
SPECIALIZED DISCLOSURE REPORT

_______________________________

Ermenegildo Zegna N.V.
(Exact name of Registrant as specified in its charter)

The Netherlands	001-41180	Not Applicable
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Viale Roma 99/100 13835 Valdilana loc. Trivero
Italy
Tel: +39 01575911

(Address of principal executive offices)

Gianluca Ambrogio Tagliabue
Tel: +39 01575911
(Name and telephone number, including area code, of the person to contact in connection with this report)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

Section 1 - Conflict Minerals Disclosure

Ermenegildo Zegna N.V., a Dutch public limited liability company ( the “Company”), together with its subsidiaries (“we”, “us”, or the “Group”), has filed this Form SD as required by Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”). We are relying on the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the Securities and Exchange Commission on April 7, 2017 (the “April 2017 Guidance”). Pursuant to the April 2017 Guidance, we have provided only the disclosure required under paragraphs (a) and (b) of Item 1.01 of Form SD and not that required under paragraph (c).

Tin, tantalum, tungsten, and gold (collectively, “3TG”) may be necessary to the functionality or production of our products, and a portion of those minerals may have originated from the Democratic Republic of the Congo (the “DRC”) and its adjoining countries (with the DRC, the “Covered Countries”). The information contained in this Form SD refers exclusively to the year ended December 31, 2024.

Item 1.01 Conflict Minerals Disclosure and Report

Overview

The Group is a global luxury player, internationally recognized for its unique textile and manufacturing platform and for the distinctive heritage, Italian craftsmanship, quality and design associated with its three complementary brands: ZEGNA, Thom Browne and TOM FORD FASHION. We design, manufacture, market and distribute luxury menswear, footwear, leather goods and other accessories (such as eyewear, cufflinks and jewelry) under the ZEGNA, Thom Browne and TOM FORD FASHION brands, luxury womenswear under the Thom Browne and TOM FORD FASHION brands and childrenswear under the Thom Browne brand. The Group has been operating the TOM FORD FASHION business since April 28, 2023 through a long-term license agreement with The Estée Lauder Companies Inc.

None of the Company or its consolidated subsidiaries directly manufacture products with 3TG. However, we have determined that tin and gold are necessary to the production of products that we contract to be manufactured. Therefore, in accordance with the Rule and Form SD, we undertook a reasonable country of origin inquiry (“RCOI”) to determine whether any 3TG originated in any Covered Countries or may have come from recycled or scrap sources.

The Group is committed to conducting its business worldwide in compliance with applicable laws and regulations, and with ethical and responsible business practices, including the sourcing of 3TGs and the respect of human rights. The Group requires its business partners to accept, and comply with, the Group’s Code of Ethics, Suppliers Code of Conduct and any other relevant policies applicable to sourcing. There are typically multiple levels of suppliers between our direct suppliers and the smelters and refiners that produce 3TG.

Therefore, we rely on our direct suppliers to assist us in conducting the RCOI for the 3TG contained in the products or components supplied to us. Due to the complexity of our supply chain, we are dependent upon suppliers to provide the information necessary to correctly identify the smelters and refiners that produce 3TG contained in our products (such as ready to wear, footwear and accessories, including bags, jewelry, and eyewear) and take appropriate action to determine that these smelters and refiners source responsibly.

Supplier Engagement and Internal Controls

We request our suppliers to maintain systems of control and transparency over their mineral supply chains. To this end, we use with most of our tier 1 suppliers (i.e. our direct suppliers) a new open vendor management software platform (the “Vendor Platform”) to facilitate the exchange of information, data and documents with our tier 1 suppliers and compliance with the Rule and other applicable laws and regulations. All tier 1 suppliers identified as potentially using 3TG during the course of fiscal year 2024 were selected through a detailed internal analysis conducted by the supply chain departments of the respective brands. These suppliers were then onboarded to the Vendor Platform and required to complete the Conflict Minerals Reporting Template (CMRT) provided by the Responsible Minerals Initiative. The Group conducted dedicated training sessions for supply chain personnel across the brands to ensure they were equipped with the necessary knowledge about conflict minerals regulations, reporting procedures, and due diligence expectations. The supply chain department performed the completeness and accuracy check of the documentation submitted, conducted reviews of the CMRTs, and followed up with suppliers in case of inconsistencies or incomplete data.
Moreover, as part of our internal processes, when entering new contracts or renewing our contracts with suppliers that use 3TGs in their production processes we include provisions requiring the supplier to disclose to us the origin of any 3TG used in the products sold to us. In addition, several of our suppliers have publicly committed to principles of responsible sourcing of minerals, including 3TG, including through the implementation of extensive supply chain responsibility programs.

Reasonable Country of Origin Inquiry

In accordance with the Rule, we conducted a RCOI for the reporting period from January 1, 2024 to December 31, 2024 to determine whether the 3TG necessary to the functionality or production of our products were sourced from Covered Countries or were from recycled or scrap sources.

We worked to identify which of our products contain 3TGs and the suppliers of those products and/or components thereof (the “In-Scope Suppliers”). Such analysis led to the identification of 41 In-Scope Suppliers.
Our RCOI with respect to the In-Scope Suppliers involved the following steps:

•We requested our In-Scope Suppliers to complete a survey, part of which includes the Conflict Minerals Reporting Template (“CMRT Questionnaire”) of the Responsible Minerals Initiative. The survey was also uploaded to our Vendor Platform, such that direct suppliers that are already registered users in the Vendor Platform were able to review it, fill it out and submit it through the Vendor Platform itself.

•We regularly followed up with non-responsive In-Scope Suppliers (via email, phone calls and through the Vendor Platform).

•We reviewed each survey and CMRT Questionnaire received. Where we found that any responses were incomplete or inconsistent, we followed up with the relevant In-Scope Suppliers in order to obtain the appropriate clarifications or to request the submission of a revised survey and CMRT Questionnaire.

•The Group documents and retains the aforementioned communications and documentation.

Out of 41 In-Scope Suppliers, 39 (representing 95.1% of the total) confirmed that the conflict minerals present in the products supplied to us did not originate from Covered Countries and/or are from scrap or recycled sources. Two In-Scope Suppliers were unable to provide such confirmation.

Determination

Based on the foregoing RCOI, we determined that 3TG present in certain of our products may have originated in the Covered Countries and may not be from scrap or recycled sources.

Pursuant to the April 2017 Guidance, we have provided only the disclosure required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD.

Additional Information

This Form SD is publicly available at www.zegnagroup.com/financials/sec-filings.The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02 Exhibit

None.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not Applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 23, 2025	ERMENEGILDO ZEGNA N.V.

	By:	/s/ Gianluca Ambrogio Tagliabue
		Name:	Gianluca Ambrogio Tagliabue
		Title:	Chief Operating Officer and Chief Financial Officer